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                             May 22, 2024

       Granger Whitelaw
       Chief Executive Officer
       GoLogiq, Inc.
       85 Broad Street, 16-079
       New York, NY 10004

                                                        Re: GoLogiq, Inc.
                                                            Form 10-K and Forms
10-K/A for the Fiscal Year Ended December 31, 2022
                                                            Response dated May
10, 2024
                                                            File No. 333-231286

       Dear Granger Whitelaw:

               We have reviewed your May 10, 2024 response and your amended Form 10-K and have the following comment.

               Please respond to this letter within ten business days by amending the requested filings or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your amendments and response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       May 2, 2024 letter.

       Amendment No. 2 of Form 10-K for the Year Ended December 31, 2022

       Explanatory Note

   1. We note your revised disclosures regarding the restatement of the financial statements in the forepart of the
filing. Please file an amended Form 10-K/A with the full Item 8 of
                                                        Form 10-K requirements,
which includes a full set of financial statements and all footnote disclosures and ensure
you include the revised restatement footnote. In addition, you should file amended
Forms 10-Q for the impacted quarterly periods to provide similarly revised disclosures.
The amended quarterly filings should be consistent with the
                                                        periods identified the
Item 4.02 Form 8-K filed February 9, 2024 and Form 8-K/A filed
                                                        February 16, 2024.
 Granger Whitelaw
GoLogiq, Inc.
May 22, 2024
Page 2

       Please contact Joyce Sweeney at 202-551-3449 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,
FirstName LastNameGranger Whitelaw
                                                         Division of
Corporation Finance
Comapany NameGoLogiq, Inc.
                                                         Office of Technology
May 22, 2024 Page 2
cc:       Scott Kline
FirstName LastName